CocoNoirWine	Startup Costs	Oct-Dec'22 3mo	2023 Year 1	2024 Year 2	2025 Year 3	2026 Year 4	2027 Year 5
Total Revenue	$ -	$ 310,995	$ 1,139,197	$ 2,026,318	$ 3,047,312	$ 3,972,829	$ 4,473,607
Wine Retail Shop & Bar		$ 188,316	$ 544,130	$ 894,030	$ 1,100,279	$ 1,430,042	$ 1,599,627
Retail Wine Shop+Food Delivery Orders		$ 74,175	$ 244,612	$ 342,317	$ 303,886	$ 435,307	$ 478,735
On-Premise Tasting Room & Restaurant		$ 114,141	$ 299,519	$ 551,713	$ 796,393	$ 994,735	$ 1,120,892
Online Revenue		$ 37,900	$ 358,748	$ 745,029	$ 1,426,024	$ 1,875,077	$ 2,112,884
Online Sales - Coco Noir Website		$ 26,250	$ 200,899	$ 621,212	$ 1,295,196	$ 1,699,773	$ 1,915,346
3rd Party Sales		$ 11,650	$ 157,849	$ 123,818	$ 130,828	$ 175,304	$ 197,537
Additional Revenue Channels		$ 84,779	$ 236,318	$ 387,259	$ 521,008	$ 667,710	$ 761,096
Wine Club		$ 1,200	$ 32,950	$ 103,482	$ 212,834	$ 342,599	$ 434,498
Events		$ 83,579	$ 199,292	$ 276,705	$ 299,134	$ 313,650	$ 313,650
Technology Subscriptions		$ -	$ 4,076	$ 7,072	$ 9,041	$ 11,461	$ 12,947
Start Up Costs	$ 310,335						
Total Cost of Goods Sold (COGS)		$ 133,113	$ 595,469	$ 1,099,217	$ 1,807,553	$ 2,310,795	$ 2,607,244
Gross Margin (GM)		$ 177,882	$ 543,728	$ 927,101	$ 1,239,759	$ 1,662,034	$ 1,866,363
Gross Margin %		57.2%	47.7%	45.8%	40.7%	41.8%	41.7%
Operating Expenses		$ 219,302	$ 484,520	$ 535,177	$ 559,114	$ 554,237	$ 574,420
Operating Income		$ (41,420)	$ 59,208	$ 391,924	$ 680,645	$ 1,107,797	$ 1,291,943
Operating Margin %		-13.3%	5.2%	19.3%	22.3%	27.9%	28.9%
Other Income & Expenses		$ -	$ -	$ 81,053	$ 125,608	$ 158,913	$ 178,944
Wefunder Revenue Payment		$ -	$ -	$ 81,053	$ 125,608	$ 158,913	$ 178,944
Income Before Tax		$ (41,420)	$ 59,208	$ 310,871	$ 555,037	$ 948,884	$ 1,112,999
Income Tax (at 8.84%)		$ -	$ -	$ 93,261	$ 166,511	$ 284,665	$ 333,900
Net Income		$ (41,420)	$ 59,208	$ 404,132	$ 721,548	$ 1,233,549	$ 1,446,899
Profit Margin %		-13.3%	5.2%	19.9%	23.7%	31.0%	32.3%

The projections mentioned above are forward-looking and cannot be guaranteed.